VIACOM RAISES BID FOR PARAMOUNT TO $10.5 BILLION


                -- Viacom raises cash portion of bid to $107 per share and greatly increases the value delivered to Paramount stockholders by providing warrants and increasing the certainty of Paramount stockholders receiving a minimum of $48 per share of Viacom B Stock through issuance of contingent value rights --



New York, New York, January 18, 1994 -- Viacom Inc. (ASE: VIA and VIAB) today announced that it has substantially increased its offer for Paramount Communications Inc. (NYSE: PCI) by increasing to $107.00 per share the amount to be offered in its tender offer for 50.1% of the fully diluted Paramount common shares. Viacom has also increased the certainty of a minimum value of $48.00 per share for the Viacom Class B Common Stock to be issued in its second-step merger by issuing contingent value rights. Viacom also added to its bid three-year warrants to acquire approximately 30.7 million Viacom Class B Common shares at $60.00 per share.

Viacom said that its revised bid represents an increase of more than $800 million in value over its January 7, 1994 proposal to approximately $10.5 billion. Viacom said that the combination of Paramount, Viacom and Blockbuster is the best way to create sufficient value to justify consideration at the level it now proposes to deliver to the Paramount stockholders and that its offer is at the highest level that it believes would be in the interests of not only the Paramount stockholders, but the stockholders of Blockbuster and Viacom.

				     - more -


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                                        -2-

Viacom stated that its revised tender offer represents an increase of more than $120 million in cash over its previous offer and includes in excess of $900 million more in cash more than QVC's outstanding offer of $92.00 per share.

Viacom's offer contemplates the execution of a definitive merger agreement with Paramount providing for the conversion of each share of Paramount that is not acquired pursuant to its tender offer into an improved package of securities. The consideration for the Paramount shares to be acquired in the merger has been increased by approximately $700 million in the aggregate and is now substantially more certain. The merger consideration would consist of
0.93065 of a share of Viacom Class B Common Stock, 0.30408 of a share of Viacom Merger Preferred Stock, 0.93065 of a contingent value right (CVR) and
0.5 of a three-year warrant to purchase an additional share of Viacom Class B Common Stock at $60.00 per share in exchange for each share of Paramount common stock to be acquired in the merger.

Each CVR will represent the right, on the first anniversary of the proposed merger, to receive the amount by which the Average Trading Value of Viacom Class B Common Stock, in the range of $38.00 to $48.00 per share, is less than a minimum price of $48.00 per share. Viacom will have the right, in its sole discretion, to extend the payment and measurement dates of the CVR by one year, in which case the minimum price will increase to $51.00 per share; and a right to extend such dates for one further year which, if exercised, would increase the minimum price to $55.00 per share. The Average Trading Value will be based upon market prices during the 60 trading days ending on the last day of the relevant period. Each warrant will represent the right to acquire, at any time prior to the third anniversary of the merger, one share of Viacom Class B Common Stock at an exercise price of $60.00 per share.

				    - more -

Viacom also announced that its tender offer would expire at 12:00 midnight, New York City time, on January 31, 1994. Viacom said that the bidding procedures established by the Paramount Board of Directors and upon which QVC and Viacom have agreed require QVC to extend its tender offer to the same expiration time.

Viacom said that 2,018,944 shares had been tendered into its offer as of the close of business on Friday, January 14, 1994, including 161,352 shares which had been tendered pursuant to notices of guaranteed delivery.

Smith Barney Shearson Inc. is acting as financial advisor to Viacom and is also dealer manager in connection with the Offer, and Georgeson & Co. is acting as information agent.

Simultaneous with its announcement, Viacom delivered a letter to the Board of Directors of Paramount. A copy of the letter is attached to this press release.

				#   #   #

Contact:	Viacom Inc. 		Edelman
		Raymond A. Boyce	Elliot Sloane
		212/258-6530		212/704-8126

January 18, 1994                                        VIACOM

The Board of Directors
Paramount Communications Inc.
15 Columbus Circle
New York, NY 10023-7780


Ladies and Gentlemen:


I am pleased to inform you that Viacom has today substantially increased its offer for Paramount Communications Inc. by increasing to $107.00 per share the amount to be offered in our tender offer for 50.1% of the fully diluted Paramount common shares, increasing the certainty of a minimum value of $48.00 per share for the Viacom Class B Common Stock to be issued in the second-step merger by issuing contingent value rights, and adding three-year warrants to acquire approximately 30.7 million Viacom Class B Common shares at $60.00 per share. Viacom's revised bid represents an increase of over $800 million in value to approximately $10.5 billion and substantially increases the certainty of the value to be received by Paramount stockholders.

Our tender offer now represents an increase of more than $120 million in cash over our previous offer and includes in excess of $900 million more in cash than QVC's offer of $92.00 per share.

Viacom's offer contemplates the execution of a definitive merger agreement with Paramount providing for the conversion of each share of Paramount that is not acquired pursuant to its tender offer into an improved package of securities. The consideration for the Paramount shares to be acquired in the merger has been increased by approximately $700 million in the aggregate and is now substantially more certain. The merger consideration would consist of 0.93065 of a share of Viacom Class B Common Stock, 0.30408 of a share of Viacom Merger Preferred Stock, 0.93065 of a contingent value right (CVR) and 0.5 of a warrant to purchase an additional share of Viacom Class B Common Stock in exchange for each share of Paramount common stock to be acquired in the merger.

Paramount Communications Inc.
January 18, 1994
Page 2


Each CVR will represent the right, on the first anniversary of the proposed merger, to receive, in cash or securities, the amount by which the Average Trading Value of Viacom Class B Common Stock is less than a minimum price of $48.00 per share. Viacom will have the right, in its sole discretion, to extend the payment and measurement dates of the CVR by one year, in which case the minimum price will increase to $51.00 per share, and a further one-year extension right which, if exercised, would increase the minimum price to $55.00 per share. The Average Trading Value will be based upon market prices during the 60 trading days ending on the last day of the relevant period and is subject to a floor of $38.00 per share. Each warrant will represent the right to acquire, at any time prior to the third anniversary of the merger, one share of Viacom Class B Common Stock at an exercise price of $60.00 per share.

As required by law, we have extended our tender offer to expire at 12:00 midnight, New York Time, on January 31, 1994. We assume that QVC Network, Inc. will comply with the agreed-upon bidding procedures and extend its tender offer to the same expiration date.

The blended value of our new offer represents substantial value to Paramount stockholders and is significantly more certain than the blended value of QVC's offer. In comparing the value of the securities proposed to be issued in each bidder's second-step merger, the Paramount Board of Directors should consider the following factors:

* We have provided you with a great deal of information demonstrating the value that will be created by combining Paramount's assets with those of Viacom and Blockbuster Entertainment Corporation, and by aligning with NYNEX Corporation. Through its enhanced presence in the entertainment business, the combined company would ensure that it benefits from evolving technology and other trends affecting the industry. The combined company would have strong and diversified cash flows, deep management with a proven track record of building and managing diversified public entertainment companies, and the financial and operational resources to pursue numerous new opportunities to extend existing businesses and brands. In contrast, QVC securities offer Paramount stockholders little more than an opportunity to continue to participate as holders of a smaller stake in Paramount itself -- diminished by QVC's anticipated asset sales.  We believe that the
                                                            -------------------
    combination of Paramount, Viacom and Blockbuster is the best way to create
    ---------------------------------------------------------------------------
    sufficient value to justify consideration at the level we now propose to
    ------------------------------------------------------------------------
    deliver to the Paramount stockholders and that our offer is at the highest
    -------------------------------------------------------------------------
    level that we believe would be in the interests of not only the Paramount
    -------------------------------------------------------------------------
    stockholders, but the stockholders of Blockbuster and Viacom.
    -------------------------------------------------------------

Paramount Communications Inc.
January 18, 1994
Page 3


* The value of our overall package is now significantly more certain. It has a substantially larger cash component than the QVC offer, all of which will be paid in the first step. The issuance of the CVRs and warrants addresses any concern about the value of Viacom's securities offered in its second-step merger. Although Viacom continues to believe that it is illogical to apply unadjusted, transaction-affected market prices in lieu of careful financial analysis (particularly where the market prices reflect as much the market's perception of which party will be the successful bidder as its view of fully-distributed value), Viacom has now agreed to stand behind its view of the value of the securities to be issued by Viacom in the merger. In contrast, QVC's offer is substantially dependent upon the value of QVC's securities after consummation of its offer and the depth of the market for such securities. Moreover, we have further enhanced the value of the securities included in our proposal by adding the warrants, which provide Paramount stockholders with additional upside potential.

 We are confident that Paramount stockholders, when presented with complete facts, will support Viacom's new offer.

 We are available to meet with you or your representatives at your earliest convenience to discuss our revised offer and proposal.


			Very truly yours,

			VIACOM INC.


			By /s/ Sumner M. Redstone
                          -----------------------
                           Sumner M. Redstone




cc:  	Peter Ezersky
	Lazard Freres & Co.

	Joel S. Hoffman
	Simpson Thacher & Bartlett

	Martin Lipton
	Wachtell, Lipton, Rosen & Katz